December 21, 2010

VIA EDGAR AND FEDEX

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Mr. Rufus Decker

Re:          Pzena Investment Management, Inc.

Form 10-K for the Year Ended December 31, 2009

Form 10-Q for the Periods Ended September 30, 2010 File No. 1-33761

Dear Mr. Decker:

In connection with the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in your letter, dated December 2, 2010 with respect to our Form 10-K for the year ended December 31, 2009 and Form 10-Q for the period ended September 30, 2010 (the “Letter”), please see our responses set forth below.  For the convenience of the Staff, each of the comments is restated in bold italics prior to our response.

Form 10-K for the Year Ended December 31, 2009

Management’s Discussion and Analysis of Financial Condition and Results of Operations General

General

1.             We note your response to prior comment 4. In a similar manner to your response, in future filings, please disclose why the significant decrease in revenues did not result in a significant decrease in your compensation expense. Please show us in your supplemental response what the revisions will look like.

In future filings, the Company will include disclosure consistent with the following:

In determining the sufficiency of liquidity and capital resources to fund our business, we regularly monitor our liquidity position, including, among other things, cash, working capital, investments, long-term liabilities, lease commitments, debt obligations, and operating company distributions.

Compensation is our largest expense; to the extent we deem necessary and appropriate to run our business, recognizing the need to retain our key personnel, we have the ability to change the absolute levels of our compensation packages, as well as change the mix of their cash and non-cash components.  Historically, the Company has not tied its levels of compensation directly to revenue, as many Wall Street firms do.  Correspondingly, there is not necessarily a linear relationship between the Company’s compensation and the revenues it generates.  This generally has the effect of increasing operating margin in periods of increased revenues, but can reduce operating margin when revenue falls.

We continuously evaluate our staffing requirements and compensation levels with reference to our own liquidity position and external peer benchmarking data.  The result of this review directly influences management’s recommendations to our board of directors with respect to such staffing and compensation levels.

Non-GAAP Net Income, page 48

2.             We note your response to prior comment 5. It remains unclear how you are arriving at the assumed corporate income tax amounts used to determine assumed after-tax income of Pzena Investment Management, LLC. In future filings, please expand your disclosures to clarify. Please show us in your supplemental response what the revisions will look like.

In future filings, the Company will include disclosure consistent with the following:

Our results for the years ended December 31, 2009 and 2008 included adjustments related to our tax receivable agreement and the associated liability to selling and converting shareholders.  Management believes that these accounting adjustments add a measure of non-operational complexity which obscures the underlying performance of the business. In evaluating the financial condition and results of operations, management also reviews non-GAAP measures of earnings, which exclude these items.  Excluding these adjustments, non-GAAP diluted net income and non-GAAP diluted net income per share were $17.0 million and $0.26, respectively, for the year ended December 31, 2009, and $29.3 million and $0.45, respectively, for the year ended December 31, 2008.  GAAP and non-GAAP net income for diluted earnings per share generally assumes all operating company membership units are converted into Company stock at the beginning of the reporting period and the resulting change to Company GAAP and non-GAAP net income associated with its increased interest in the operating company is taxed at the Company’s effective tax rate.

The Company’s effective tax rate, exclusive of adjustments related to our tax receivable agreement and the associated liability to selling and converting shareholders, was 42.7% and 42.2% for the years ended December 31, 2009 and 2008, respectively.

Management uses the non-GAAP measures to assess the strength of the underlying operations of the business.  We believe that these adjustments, and the non-GAAP measures derived from them, provide information to better analyze the Company’s operations between periods and over time.  Investors should consider the non-GAAP measures in addition to, and not as a substitute for, financial measures prepared in accordance with GAAP.

Compensation Discussion and Analysis, page 65

3.             We note your response to prior comment 8, including that of the 200 companies included in the McLagan survey, you focus on asset size and geographic locations, among other factors. To the extent that you specifically benchmark against subgroups of the 200 companies, based on asset size, geographic location, or other factors, please confirm that you will name these companies in future filings and that you will disclose the basis upon which you have selected them.

As indicated in the Company’s response to prior comment 8, the Compensation Committee reviews compensation data for asset managers on a nation-wide basis, consisting of over 200 companies.  The Compensation Committee reviews this data with a focus on asset size and geographic location, among other factors. The information that it receives, however, is on an aggregate basis for each subgroup.  It does not receive specific information on individual companies.

In the future, if the Company were to receive compensation data for individual companies and specifically benchmark against these companies, it will name the companies and disclose the basis upon which they were selected.

Cash Bonuses, page 66

4.             We note the statement in response to prior comment 9: “The Company relies in Instruction 4 to Item 402(b) with regards to disclosure of specific performance targets, as it considers this to be confidential financial information, the disclosure of which would result in competitive harm for the Company.” Please elaborate on why disclosure of the particular performance targets is likely to cause you competitive harm. Note that generalized concerns about competitive conditions within an industry typically do not support a claim for substantial competitive harm under the applicable legal standard. Note also that Instruction 4 to Item 402(b) of Regulation S-K requires you to discuss how difficult it would be for the named executive officers or how likely it would be for the company to achieve undisclosed performance targets. For additional guidance, refer to question 118.04 in the Regulation S-K section of our “Compliance and Disclosure Interpretations” and “Staff Observations in the Review of Executive Compensation Disclosure” which are available on the Commission’s website at http://www.sec.gov.

Upon review of the guidance offered by the Staff, the Company has determined that it will not rely on Instruction 4 to Item 402(b) with regards to disclosure of specific performance targets.  In future filings, the Company will disclose the specific performance targets, if any, and make clear to what extent each named executive officer met or exceeded such performance targets.

In future filings, the Company will include disclosure consistent with the following:

In 2009, the Compensation Committee reviewed the performance targets that had been set for 2009 for the Company’s named executive officers as a group, which included the objective of either maintaining or increasing current assets under management through investment performance and client retention, more specifically (1) retaining a minimum of at least fifty percent of current business (with eighty-five percent retention considered to be outperformance); and (2) increasing assets under management above $12 billion.  The Compensation Committee determined that all targets had been significantly exceeded. The Company ended 2009 having retained significantly greater than fifty percent and slightly less than eighty-five percent of its 2008 year-end business (not including the addition of new clients in 2009) and the Company’s assets under management at 2009 year-end was approximately $14 billion, versus approximately $11 billion at year-end 2008.

Financial Statements

Note 2 — Significant Accounting Policies

Basis of Presentation, page F-10

5.             We note your response to prior comment 12. You indicated that you are not considered the primary beneficiary of these entities as neither the operating company, nor the related parties acting as “de facto agents,” have a substantive interest in the entities. Please tell us what consideration you gave to paragraphs

ASC 810-10-25-38(a) through 38(g) in determining whether you are the primary beneficiary as of December 31, 2009. Please provide us with a comprehensive analysis showing how you determined that you were not the primary beneficiary. Please also help us understand why there was no impact to revenues, operating income, income before taxes and interest on mandatorily redeemable units, consolidated net income, or net income/(loss) attributable to Pzena Investment Management, Inc.

As of December 31, 2009, the Company acted as the investment manager for the Pzena Global Value Service and the Pzena Europe, Australasia, and Far East (“EAFE”) Value Service, each of which are considered variable interest entities (“VIEs”).  Both the Pzena Global Value Service and the Pzena EAFE Value Service (collectively, the “VIE partnerships”) are invested in long-term publicly traded equity securities and are separate legal entities which have chosen to be treated as partnerships for tax purposes.  The operating company is the investment manager for both of the VIE partnerships and does not have an obligation to fund any losses.  Additionally, these VIE partnerships are not engaged in securitization or asset-backed financing, and are not and never were considered qualifying special-purpose entities.

Pursuant to FASB ASC 946-10-15-2, investment companies “…have the following attributes:

a.     Investment activity.  The investment company’s primary business activity involves investing its assets, usually in securities of other entities not under common management, for current income, appreciation, or both.

b.     Unit ownership.  Ownership in the investment company is represented by units of investments, such as shares of stock or partnership interests, to which proportionate shares of net assets can be attributed.

c.     Pooling of funds.  The funds of the investment company’s owners are pooled to avail owners of professional investment management.

d.     Reporting entity.  The investment company is the primary reporting entity.”

Paragraphs ASC 810-10-25-38(a) through 38(g) are pending content, with transition guidance referenced at paragraph ASC 810-10-65-2.  Pursuant to paragraph ASC 810-10-65-2, the guidance shall not be applied to “…a reporting entity’s interest in an entity if all of the following conditions are met:

i.      The entity has all of the attributes specified in paragraph 946-10-15-2(a) through (d)

ii.     The reporting entity does not have an explicit or implicit obligation to fund losses of the entity that could potentially be significant to the entity. This condition should be evaluated considering the legal structure of the reporting entity’s interest, the purpose and design of the entity, and any guarantees provided by the reporting entity’s related parties.

iii.    The entity is not:

01. A securitization entity

02. An asset-backed financing entity

03. An entity that was formerly considered a qualifying special-purpose entity.”

The Company has performed the analysis above and notes that the VIE partnerships meet all of the above requirements to be deemed investment companies, and are therefore within the scope of the Financial Services — Investment Companies Topic.  Additionally, pursuant to paragraph ASC 810-10-65-2, the Company notes that the guidance in paragraphs ASC 810-10-25-38(a) through 38(g) shall not be applied to the VIE partnerships.

As related to the Pzena EAFE Value Service, the Company notes the following:

The Company applied the guidance in paragraphs ASC 810-10-25-42 through 43 to determine that it was not the primary beneficiary.  Pursuant to paragraphs ASC 810-10-25-42 through 43, “For purposes of determining whether it is the primary beneficiary of a VIE, a reporting entity with a variable interest shall treat variable interests in that same VIE held by its related parties as its own interests.  For purposes of the Variable Interest Entity Subsections, the term related parties includes those parties identified in Topic 850 and certain other parties that are acting as de facto agents or de facto principals of the variable interest holder.”  As noted in its initial response, the Company is not considered the primary beneficiary of the Pzena EAFE Value Service, as neither the operating company, nor any related parties acting as the de facto agents of the Company, has a substantive equity interest in the entity.

There was no impact to revenues, operating income, income before taxes and interest on mandatorily redeemable units, consolidated net income, or net income/(loss) attributable to Pzena Investment Management, Inc. because the results of operations and financial position of each of these entities were consolidated up until December 30, 2009.  Since the deconsolidation occurred at the end of the reporting period, the results of operations for all income statement line items were consolidated for the full year.

As related to the Pzena Global Value Service (“Global”), the Company notes the following:

In the process of responding to the SEC Staff’s comments, the Company re-examined the relevant guidance and reviewed its original assessments.  As a result of this re-examination, the Company notes that there was a misinterpretation of ASC paragraph 810-10-25-43 (c) related to the primary beneficiary distinction for Global, which led to the erroneous deconsolidation of Global and resulted in misstatements to the 2009 annual financial statements and 2010 quarterly financial statements.  Below, is a description of the nature of the error and how the Company reached the conclusion that the guidance it relied on was misinterpreted, resulting in the aforementioned misstatements.  An SEC Staff Accounting Bulletin: No. 99 — Materiality (“SAB 99”) analysis has been performed, attached as Exhibit C, in which the Company determined that the qualitative and quantitative nature of the misstatements would not be deemed material to a “reasonable person,” an analyst or the investment community.

Per ASC paragraph 810-10-25-43, “For purposes of the Variable Interest Entities (“VIEs”) Subsections, the term related parties includes those parties identified in Topic 850 and certain other parties that are acting as de facto agents or de facto principals of the variable interest holder.  All of the following are considered to be de facto agents of a reporting entity:

a.     A party that cannot finance its operations without subordinated financial support from the reporting entity, for example, another VIE of which the reporting entity is the primary beneficiary.

b.     A party that received its interests as a contribution or a loan from the reporting entity

c.     An officer, employee, or member of the governing board of the reporting entity

d.     A party that has either of the following:

1.     An agreement that it cannot sell, transfer, or encumber its interests in the VIE without the prior approval of the reporting entity

2.     A close business relationship like the relationship between a professional service provider and one of its significant clients.

The right of prior approval creates a de facto agency relationship only if that right could constrain the other party’s ability to manage the economic risks or realize the economic rewards from its interests in a VIE through the sale, transfer, or encumbrance of those interests.”

The Company interpreted ASC paragraph 810-10-25-43 (c) to be referring to persons who have the ability to direct the activities of the reporting entity.  To clarify, this sentence was read and interpreted as follows: “an officer (serving on the governing board), an employee (serving on the governing board), or a member of the governing board.”  None of the investors in the entity had the ability to direct the activities of the reporting entity.  As such, for the year ended December 31, 2009, the Company determined that there were no de facto agents in Global, as none of the eight investors in the entity (attached as Exhibit A), had the ability to direct the activities of the reporting entity.  In addition, the parties in Global did not meet the remaining criteria outlined in ASC paragraph 810-10-25-43 (a) through (d) to be considered de facto agents.

Upon further review and subsequent to the issuance of the December 31, 2009 annual financial statements and March 31, June 30, and September 30, 2010 quarterly financial statements, the Company has determined that the above guidance was misinterpreted, and that the FASB intended for the description in ASC paragraph 810-10-25-43 (c) to be interpreted as three separate groups as follows: (1) an officer, (2) all employees, regardless of their role within the Company, and (3) members of the governing board of the reporting entity.  The Company reached this determination as a result of its own internal review and analysis of a white paper prepared and distributed by PricewaterhouseCoopers, LLP in 2004, entitled “Analysis of FIN 46: A Guide Through the Maze,” as well as discussion with the Company’s independent external auditors, Ernst & Young, LLP.  Page 20-21 of “Analysis of FIN 46: A Guide Through the Maze” references the above guidance in ASC paragraph 810-10-25-43 and goes on to state the following:

“When developing FIN 46, the FASB acknowledged that a reporting enterprise, along with its affiliates, employees, agents and other related parties, may collaborate to create and manage a VIE. In expanding the definition of related parties in FIN 46 to include de facto agency relationships, the FASB’s intent was to prevent a variable interests holder from avoiding consolidation of a VIE by protecting its interest(s) or indirectly expanding its holding through related parties or de facto agents.  It is important to understand this rationale when evaluating the related-party guidance in paragraph 16 of FIN 46 (currently ASC paragraph 810-10-25-43), as the application of this guidance will often necessitate judgment on the part of preparers and auditors.”

The above excerpt gave the Company insight into the intent of the FASB in including de facto agents in the related party determination to determine the primary beneficiary of an entity for consolidation purposes.  The importance of including all employees, regardless of level and ability to direct the activities of the reporting entity, due to potential for collaboration, in determining de facto agents, was made clear.

Following its own internal review, and an analysis of the material cited above, the Company discussed its conclusions with the Company’s independent external auditors, Ernst & Young, LLP. As a result, the Company came to the conclusion that for the year ended December 31, 2009 and the quarters ended March 31, June 30, and September 30, 2010, the Company was the primary beneficiary of Global, since the de facto agency ownership percentage was approximately 90% for each reporting period.  As a result, the Company concluded that it should have consolidated Global in Pzena Investment Management, Inc.’s financial statements for the periods noted.  The Company performed an analysis, attached as Exhibit B, to determine the line-by-line financial statement impact on the financial statements of not consolidating Global for the periods noted.

As outlined above, subsequent to the issuance of its 2009 annual financial statements, and 2010 quarterly financial statements, the Company concluded that Global would most properly be consolidated in accordance with the Consolidation Topic of the FASB ASC.  The Company assessed all other entities which it is associated with and concluded that the incident was isolated to Global and does not affect any other entities.  After performing a SAB 99 analysis on the misstatements, attached as Exhibit C, the Company determined that the difference was not quantitatively or qualitatively material, and will update its disclosure in future filings to reflect the correct amount and interpretation.

General

6.             Please address the above comments in your interim filings as well.

Note 2. Basis of Presentation, page 5

7.             During the three months ended September 30, 2010, the holder of the equity investments in the Pzena Emerging Markets Focused Value Service and the Pzena Emerging Market Countries Value Service became the managing member of these entities. This appointment gave the holder of the equity investments a controlling financial interest in these entities. Correspondingly, the Company was no longer deemed to control these entities. As a result, the Pzena Emerging Markets Focused Value Service and the Pzena Emerging Market Countries Value Service were deconsolidated during the three months ended September 30, 2010. In this regard, please address the following:

•                  Please tell us how you determined these entities should be consolidated prior to September 30, 2010;

Prior to September 30, 2010, the Pzena Emerging Markets Focused Value Service and the Pzena Emerging Market Countries Value Service were consolidated entities in accordance with the Consolidation Topic of the FASB ASC, paragraphs ASC 810-10-25-20 through 47.  Since the controlling financial interest in these partnerships was held by the operating company, and not by the holders of the equity investments in the partnerships, these entities were deemed VIEs.  Since certain members of the operating company’s executive committee were majority holders of the equity investments in the partnerships, the Company was considered the primary beneficiary of these entities.  As such, the results of operations and financial position of these entities were consolidated by the Company in accordance with the Consolidation Topic of the FASB ASC prior to September 30, 2010.

•                  Please tell us how you determined that the Pzena Emerging Markets Focused Value Service and the Pzena Emerging Market Countries Value Service entities were variable interest entities and that you were not the primary beneficiary pursuant to ASC 810-10; and

During the three months ended September 30, 2010, the holder of the equity investments in the Pzena Emerging Markets Focused Value Service and the Pzena Emerging Market Countries Value Service became the managing member of these entities.  This appointment gave the holder of the equity investments a controlling financial interest in these entities.  Correspondingly, the Company was no longer deemed to control these entities and theses entities were no longer considered VIEs at September 30, 2010.  Since the entities were no longer VIEs, an analysis to determine the primary beneficiary for consolidation purposes was not deemed necessary.  Each of these limited liability companies is considered an entity “similar” to a limited partnership, and is subject to the guidance of the Consolidation Topic of the FASB ASC.  As a result, the Pzena Emerging Markets Focused Value Service and the Pzena Emerging Market Countries Value Service were deconsolidated during the three months ended September 30, 2010.

The Company respectfully notes to the Staff that as of September 30, 2010, the Pzena Emerging Markets Focused Value Service and the Pzena Emerging Market Countries Value Service entities were not variable interest entities, and an analysis of the primary beneficiary of the entities was not deemed necessary for consolidation purposes, as discussed above.

•                  Please help us understand the financial statement impact of deconsolidating these entities. Your summary should include the deconsolidation impact on total assets, total liabilities, revenues, operating income, income before income taxes and interest on mandatorily redeemable units, consolidated net income, and net income/(loss) attributable to Pzena Investment Management, Inc.

The deconsolidation of these entities occurred on September 1, 2010.  As a result of the deconsolidation, at September 1, 2010, total assets and total equity, all attributable to non-controlling interest, were reduced by $3.7 million. The deconsolidation did not have an impact on total liabilities.  Upon deconsolidation at September 1, 2010, there was no impact to revenues, operating income, income before taxes and interest on mandatorily redeemable units, consolidated net income, or net income/(loss) attributable to Pzena Investment Management, Inc. because the results of operations and financial position of each of these entities were consolidated up until September 1, 2010. Had these entities been consolidated through September 30, 2010, these entities would have contributed an additional $0.4 million to both other income and non-controlling interests.

We thank you for your prompt attention to this letter responding to the Staff’s comments, and look forward to hearing from you at your earliest convenience.  Please direct any questions concerning this response to the undersigned at (212) 583-1291.

Very truly yours,
/s/ Gregory S. Martin
Chief Financial Officer

Exhibit A.1

PZENA Europe, Australasia, and Far East (“EAFE”) VALUE SERVICE - list of investors

			Ownership		Ownership		Ownership		Ownership
		Balance	Percentage	Balance	Percentage	Balance	Percentage	Balance	Percentage
		as of December 31, 2009		as of March 31, 2010		as of June 30, 2010		as of September 30, 2010
William Connolly	Employee	372,272	25.1%	387,924	23.5%	335,071	24.1%	394,953	22.5%
Brahman Capital	External Investor	359,271	24.2%	373,435	22.7%	321,676	23.1%	378,319	21.5%
VMH Global Partners, LP	Employee	62,356	4.2%	64,977	3.9%	56,124	4.0%	66,155	3.8%
Ken Brown	External Investor	39,104	2.6%	40,749	2.5%	35,197	2.5%	41,487	2.4%
Manoj Tandon	Employee	32,917	2.2%	34,301	2.1%	0	0.0%	0	0.0%
Lawrence Kohn	Employee	189,460	12.8%	197,426	12.0%	170,527	12.2%	201,003	11.4%
Allison Fisch	Employee	18,840	1.3%	19,632	1.2%	16,957	1.2%	19,987	1.1%
Sarah M Peterson	External Investor	336,764	22.7%	454,346	27.6%	392,443	28.2%	579,566	33.0%
Katherine Kozub Grier	External Investor	72,555	4.9%	75,415	4.6%	64,962	4.7%	76,401	4.3%
Total		1,483,538	100%	1,648,204	100%	1,392,957	100%	1,757,871	100%

Related Party/De Facto Agent Percentage at 12/31/09	45.6%
Related Party/De Facto Agent Percentage at 3/31/10	42.7%
Related Party/De Facto Agent Percentage at 6/30/10	41.5%
Related Party/De Facto Agent Percentage at 9/30/10	38.8%

Exhibit A.2

PZENA GLOBAL VALUE SERVICE (Global) - list of investors

			Ownership		Ownership		Ownership		Ownership
		Balance	Percentage	Balance	Percentage	Balance	Percentage	Balance	Percentage
		as of December 31, 2009		as of March 31, 2010		as of June 30, 2010		as of September 30, 2010
Michel Hanigan IRA	Employee	32,684	2.4%	34,792	2.4%	29,905	2.4%	34,542	2.4%
VMH Partners	Employee	31,738	2.3%	33,785	2.3%	29,039	2.3%	33,542	2.3%
Adolph V. Falso	External Investor	62,816	4.6%	66,784	4.6%	57,325	4.6%	66,138	4.6%
Gregory S. Martin	Employee	37,609	2.8%	40,035	2.8%	34,411	2.8%	39,747	2.8%
Alan Eisenberg	Employee/External Investor*	47,799	3.5%	50,882	3.5%	43,735	3.5%	50,516	3.5%
IRA FBO William E. Connolly	Employee	439,898	32.4%	468,266	32.4%	402,491	32.4%	464,897	32.4%
Stafford Haney	Employee	628,336	46.3%	668,855	46.3%	574,904	46.3%	664,043	46.3%
Bruce Fox	External Investor	75,924	5.6%	80,719	5.6%	69,287	5.6%	79,939	5.6%
Total		1,356,805	100%	1,444,117	100%	1,241,097	100%	1,433,363	100%

*Employee through June 30, 2010. Friend as of September 30, 2010.

Related Party/De Facto Agent Percentage at 12/31/09	89.8%
Related Party/De Facto Agent Percentage at 3/31/10	89.8%
Related Party/De Facto Agent Percentage at 6/30/10	89.8%
Related Party/De Facto Agent Percentage at 9/30/10	86.3%

Exhibit B

SEC Staff Accounting Bulletin: No. 99 — Materiality (“SAB 99”) Analysis

The Company performed the following SEC Staff Accounting Bulletin: No. 99 — Materiality (“SAB 99”) analysis to assess the quantitative and qualitative materiality of the misstatements discussed in the response to comment 5 in the SEC Staff’s Comment Letter dated December 2, 2010.

For the convenience of the Staff, excerpts from SAB 99 are presented in bold italics throughout the document prior to the Company’s discussion related to the excerpts.

“The use of a percentage as a numerical threshold, such as 5%, may provide the basis for a preliminary assumption that — without considering all relevant circumstances — a deviation of less than the specified percentage with respect to a particular item on the registrant’s financial statements is unlikely to be material.  The staff has no objection to such a “rule of thumb” as an initial step in assessing materiality.  But quantifying, in percentage terms, the magnitude of a misstatement is only the beginning of an analysis of materiality; it cannot appropriately be used as a substitute for a full analysis of all relevant considerations.”

As documented in the Company’s impact analysis of the misstatements at Exhibit C, the Company notes that there was no income statement effect on revenues, operating income, or net income attributable to Pzena Investment Management, Inc. for all periods misstated.  In addition, since Pzena Global Value Service (“Global”) was consolidated through December 30, 2009, the income statement and earnings per share for the year ended December 31, 2009 is accurately stated.  The misstatements only had a consolidated income statement effect on the following line items for each interim period misstated: interest and dividend income, realized and unrealized gain/(loss) on equity securities, net, total other income (a subtotal amount), income before taxes (a subtotal amount), consolidated net income (a subtotal amount), and net income attributable to non-controlling interests.  As the Company, and the operating company, had, and continue to have, a 0% interest in Global, all income or loss amounts that were recognized through the other income line item in each interim period misstated were offset from net income attributable to Pzena Investment Management, Inc. through the net income attributable to non-controlling interests line item.  While the Company notes that each individual line item affected by the misstatements was impacted by less than 3% of consolidated net income, the Company further highlights that a quantitative analysis of the individual line items would not be beneficial, as all line items impacted by the misstatements are attributable to non-controlling interests and are netted out from the Company’s net income.

As documented in the Company’s impact analysis of the misstatements at Exhibit C, the misstatements had a consolidated balance sheet effect on the following line items for all periods misstated: cash, due from broker, investments in equity securities, at fair value, other receivables, total assets, due to broker, other liabilities, total liabilities, non-controlling interests, total equity, and total liabilities and equity.  Each asset line item affected is misstated by no more than 4% of total assets.  Each liabilities and equity line affected is misstated by no more than 4% of total liabilities and equity.  The correction of the misstatements would result in a gross up of the balance sheet, primarily increasing investments in equity securities, at fair value, and correspondingly increasing non-controlling interests.

As a result of the above, the Company notes that since the misstatements had a 0% impact on net income attributable to Pzena Investment Management, Inc., and the correction of the misstatements would have effectively grossed up the balance sheet, by amounts deemed not to be material to the balance sheet as a whole, the misstatements are not quantitatively material.

“Materiality concerns the significance of an item to users of a registrant’s financial statements.  A matter is ‘material’ if there is a substantial likelihood that a reasonable person would consider it important.  In its Statement of Financial Accounting Concepts No. 2, the FASB stated the essence of the concept of materiality as follows:

The omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.”

As noted above, all amounts misstated were attributable to non-controlling interests, resulting in no net income effect to the Company and its shareholders. Correspondingly, the Company does not believe that analysts or the investment community would have had a change in sentiment or been influenced by the correction of misstated amounts due to the quantitative and qualitative nature of these misstatements.

“As a result of the interaction of quantitative and qualitative considerations in materiality judgments, misstatements of relatively small amounts that come to the auditor’s attention could have a material effect on the financial statements.

Among the considerations that may well render material a quantitatively small misstatement of a financial item are —

•                  whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate

The Company notes that the misstated amounts arise from an item capable of precise measurement; therefore, there is no degree of imprecision.

•                  whether the misstatement masks a change in earnings or other trends

The Company notes that the misstatements have no effect on earnings, earnings per share, or other trends.

•                  whether the misstatement hides a failure to meet analysts’ consensus expectation for the enterprise

The Company notes that the misstatements do not change any information which analysts rely upon to formulate a consensus expectation for the enterprise, since the misstatements do not have an impact on operations.  As noted above, as the Company, and the operating company, had, and continue to have, a 0% interest in Global, all income or loss amounts that were recognized through the other income line item in each interim period misstated were offset from net income attributable to Pzena Investment Management, Inc. through the net income attributable to non-controlling interests line item.

•                  whether the misstatement changes a loss into income or vice versa

The Company notes that the misstatements do not have any effect on net income attributable to Pzena Investment Management, Inc., and therefore does not change a loss into income or vice versa.

•                  whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability

The Company notes that the Company operates as one business segment and the misstatements do not have any effect on any portion of the Company’s business that has been identified as playing a significant role in operations or profitability.

•                  whether the misstatement affects the registrants’ compliance with regulatory requirements

The Company notes that the misstatements do not have any effect on the registrant’s compliance with regulatory requirements.

•                  whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements

The Company is not currently bound by any contracts; therefore, the misstatements do not have any effect on the registrant’s compliance with loan covenants or other contractual requirements.

•                  whether the misstatement has the effect of increasing management’s compensation — for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation

The Company notes that the misstatements do not have any effect on management’s, or any other employee’s, compensation, as the amounts have no impact on the true operations or profitability of the Company.

•                  whether the misstatement involves concealment of an unlawful transaction.”

The Company notes that the misstatements were a result of the misinterpretation of accounting guidance and do not involve unlawful concealment of any unlawful transaction.

“This is not an exhaustive list of the circumstances that may affect the materiality of a quantitatively small misstatement.  Among other factors, the demonstrated volatility of the price of a registrant’s securities in response to certain types of disclosures may provide guidance as to whether investors regard quantitatively small misstatements as material.  Consideration of potential market reaction to disclosure of a misstatement is by itself ‘too blunt an instrument to be depended on’ in considering whether a fact is material.  When, however, management or the independent auditor expects (based, for example, on a pattern of market performance) that a known misstatement may result in a significant positive or negative market reaction, that expected reaction should be taken into account when considering whether a misstatement is material.”

The Company believes that the misstatements would not have an effect on the volatility of the price of the Company’s securities and would not provoke any positive or negative market reaction as a result of disclosure of the misstatements due to the factors noted above.  Further, there are no circumstances that management can note that could make this quantitatively immaterial misstatement, material from a qualitative perspective.

“While the intent of management does not render a misstatement material, it may provide significant evidence of materiality.  The evidence may be particularly compelling where management has intentionally misstated items in the financial statements to ‘manage’ reported earnings.  In that instance, it presumably has done so believing that the resulting amounts and trends would be significant to users of the registrant’s financial statements. The staff believes that investors generally would regard as significant a management practice to over- or under-state earnings up to an amount just short of a percentage threshold in order to ‘manage’ earnings.  Investors presumably also would regard as significant an accounting practice that, in essence, rendered all earnings figures subject to a management-directed margin of misstatement.”

As discussed in the response to comment 5 in the SEC Staff’s Comment Letter dated December 2, 2010, management did not intentionally misstate items in the financial statements.  The misstatements occurred as a result of a misinterpretation of accounting guidance.

“In assessing whether a misstatement results in a violation of a registrant’s obligation to keep books and records that are accurate ‘in reasonable detail,’ registrant and their auditors should consider, in addition to the factors discussed above concerning an evaluation of a misstatement’s potential materiality, the factors set forth below.

•                  The significance of the misstatement.  Though the staff does not believe that registrants need to make finely calibrated determinations of significance with respect to immaterial item, plainly it is ‘reasonable’ to treat misstatements whose effects are clearly inconsequential differently than more significant ones.

As noted above, the Company does not believe that analysts or the investment community would have had a change in sentiment or been influenced by the correction of the misstated amounts, as the effects of the misstatements have no impact on the operating performance of the Company and do not have an impact on net income attributable to Pzena Investment Management, Inc.

•                  How the misstatement arose.  It is unlikely that it is ever ‘reasonable’ for registrants to record misstatements or not to correct known misstatements -  even immaterial ones — as part of an ongoing effort directed by or known to senior management for the purposes of ‘managing’ earnings.  On the other hand, insignificant misstatements that arise from the operation of systems or recurring processes in the normal course of business generally will not cause a registrant’s books to be inaccurate ‘in reasonable detail’…

There may be other indicators of ‘reasonableness’ that registrants and their auditors may ordinarily consider.”

The misstatements arose as a misinterpretation of accounting guidance and did not have an effect on earnings.  The Company regularly reviews its policies and procedures to assure that it maintains the highest quality books and records.  Since management just became aware of the misstatements, the Company is taking the appropriate corrective actions by informing the SEC and adjusting future filings, as appropriate.

“Under the governing principles, an assessment of materiality requires that one views the facts in the context of the ‘surrounding circumstances,’ as the accounting literature puts it, or the ‘total mix’ of information, in the words of the Supreme Court.  In the context of a misstatement of a financial statement item, while the ‘total mix’ includes the size in numerical or percentage terms of the misstatement, it also includes the factual context in which the user of financial statements would view the financial statement item.  The shorthand in the accounting and auditing literature of this analysis is that financial management and the auditor must consider both ‘quantitative’ and ‘qualitative’ factors in assessing an item’s materiality.”

As discussed throughout this document, management of the Company has considered both “quantitative” and “qualitative” factors in assessing the misstatements’ materiality and concludes that the misstatements would be deemed to be quantitatively and qualitatively immaterial to a “reasonable person,” an analyst or the investment community.

EXHIBIT C.1

PZENA INVESTMENT MANAGEMENT, INC.

IMPACT ANALYSIS OF CONSOLIDATING GLOBAL AT DECEMBER 31, 2009

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

(in thousands, except share and per-share amounts)

		Consolidating	Impact of	Impact as a Percent
	Reported	Global	Misstatementss	of Total Assets
	as of December 31, 2009

ASSETS
Cash and Cash Equivalents	$15,908	16,080	$172	0.35%
Restricted Cash	1,407	1,407	—	—
Due from Broker	116	149	33	0.07%
Advisory Fees Receivable	13,378	13,378	—	—
Investments in Equity Securities, at Fair Value	7,951	9,326	1,375	2.83%
Receivable from Related Parties	149	149	—	—
Other Receivables	36	40	4	0.01%
Prepaid Expenses and Other Assets	504	504	—	—
Deferred Tax Asset, Net of Valuation Allowance of $60.3 million	6,754	6,754	—	—
Property and Equipment, Net of Accumulated Depreciation of $2,385	2,315	2,315	—	—
TOTAL ASSETS	$48,518	50,102	$1,584	3.26%

				Impact as a Percent
				of Total Liabilities
				and Equity
LIABILITIES AND EQUITY
Liabilities:
Accounts Payable and Accrued Expenses	$3,644	3,644	$—	—
Due to Broker	731	834	103	0.21%
Senior Subordinated Notes	10,000	10,000	—
Liability to Selling and Converting Shareholders	5,642	5,642	—
Other Liabilities	1,143	1,267	124	0.26%
TOTAL LIABILITIES	21,160	21,387	227	0.47%

Equity:
Preferred Stock (Par Value $0.01; 200,000,000 Shares Authorized; None Outstanding)	—	—	—	—
Class A Common Stock (Par Value $0.01; 750,000,000 Shares Authorized; 8,633,041 Shares Issued and Outstanding)	86	86	—	—
Class B Common Stock (Par Value $0.000001; 750,000,000 Shares Authorized; 55,659,236 Shares Issued and Outstanding)	—	—	—	—
Additional Paid-In Capital	10,104	10,104	—	—
Accumulated Deficit	(1,920)	(1,920)	—	—
Total Pzena Investment Mangement, Inc.’s Equity	8,270	8,270	—	—
Non-Controlling Interests	19,088	20,445	1,357	2.80%
TOTAL EQUITY	27,358	28,715	1,357	2.80%
TOTAL LIABILITIES AND EQUITY	$48,518	$50,102	$1,584	3.26%

EXHIBIT C.2

PZENA INVESTMENT MANAGEMENT, INC.

IMPACT ANALYSIS OF CONSOLIDATING GLOBAL FOR THE YEAR ENDED DECEMBER 31, 2009

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share and per-share amounts)

				Impact as a Percent
		Consolidating	Impact of	of Consolidated
	Reported	Global	Misstatements	Net Income
	for the year ended December 31, 2009

REVENUE	$63,039	$63,039	$—	—

EXPENSES
Compensation and Benefits Expense	24,991	24,991	—	—
General and Administrative Expenses	8,261	8,261	—	—
TOTAL OPERATING EXPENSES	33,252	33,252	—	—
Operating Income	29,787	29,787	—	—

OTHER INCOME/(EXPENSE)
Interest and Dividend Income	480	480	—	—
Interest Expense	(1,485)	(1,485)	—	—
Realized and Unrealized Gain on Equity Securities, Net	6,179	6,179	—	—
Increase in Liability to Selling and Converting Shareholders	(3,725)	(3,725)	—	—
Other Income	152	152	—	—
Total Other Income	1,601	1,601	—	—
Income Before Income Taxes	31,388	31,388	—	—
Income Tax Benefit	(1,307)	(1,307)	—	—
Consolidated Net Income	32,695	32,695	—	—
Less: Net Income Attributable to Non-Controlling Interests	29,326	29,326	—	—
Net Income Attributable to Pzena Investment Management, Inc.	$3,369	$3,369	$—	—

Net Income for Basic Earnings per Share	$3,369	$3,369	$—
Basic Earnings per Share	$0.41	$0.41	$—
Basic Weighted Average Shares Outstanding	8,217,561	8,217,561	—

Net Income for Diluted Earnings per Share	$18,106	$18,106	$—
Diluted Earnings per Share	$0.28	$0.28	$—
Diluted Weighted Average Shares Outstanding	64,853,824	64,853,824	—

EXHIBIT C.3

PZENA INVESTMENT MANAGEMENT, INC.

IMPACT ANALYSIS OF CONSOLIDATING GLOBAL AT MARCH 31, 2010

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

(in thousands, except share and per-share amounts)

		Consolidating	Impact of	Impact as a Percent
	Reported	Global	Misstatements	of Total Assets
	as of March 31, 2010

ASSETS
Cash and Cash Equivalents	$19,661	19,677	$16	0.03%
Restricted Cash	1,411	1,411	—	—
Due from Broker	16	30	14	0.03%
Advisory Fees Receivable	13,454	13,454	—	—
Investments in Equity Securities, at Fair Value	8,701	10,111	1,410	2.61%
Receivable from Related Parties	67	67	—	—
Other Receivables	96	100	4	0.01%
Prepaid Expenses and Other Assets	619	619	—	—
Deferred Tax Asset, Net of Valuation Allowance of $62,172	7,858	7,858	—	—
Property and Equipment, Net of Accumulated Depreciation of $2,492	2,214	2,214	—	—
TOTAL ASSETS	$54,097	55,541	$1,444	2.67%

				Impact as a Percent
				of Total Liabilities
				and Equity
LIABILITIES AND EQUITY
Liabilities:
Accounts Payable and Accrued Expenses	$5,265	5,265	$—	—
Due to Broker	7	7	—	—
Senior Subordinated Notes	7,500	7,500	—	—
Liability to Selling and Converting Shareholders	7,001	7,001	—	—
Other Liabilities	949	949	—	—
TOTAL LIABILITIES	20,722	20,722	—	—

Equity:
Preferred Stock (Par Value $0.01; 200,000,000 Shares Authorized; None Outstanding)	—	—	—	—
Class A Common Stock (Par Value $0.01; 750,000,000 Shares Authorized; 9,367,659 Shares Issued and Outstanding)	93	93	—	—
Class B Common Stock (Par Value $0.000001; 750,000,000 Shares Authorized; 54,931,418 Shares Issued and Outstanding)	—	—	—	—
Additional Paid-In Capital	10,559	10,559	—	—
Accumulated Deficit	(936)	(936)	—	—
Total Pzena Investment Mangement, Inc.’s Equity	9,716	9,716	—	—
Non-Controlling Interests	23,659	25,103	1,444	2.67%
TOTAL EQUITY	33,375	34,819	1,444	2.67%
TOTAL LIABILITIES AND EQUITY	$54,097	$55,541	$1,444	2.67%

EXHIBIT C.4

PZENA INVESTMENT MANAGEMENT, INC.

IMPACT ANALYSIS OF CONSOLIDATING GLOBAL FOR THE THREE MONTHS ENDED MARCH 31, 2010

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share and per-share amounts)

				Impact as a Percent
		Consolidating	Impact of	of Consolidated
	Reported	Global	Misstatements	Net Income
	for the three months ended March 31, 2010

REVENUE	$19,150	$19,150	$—	—

EXPENSES
Compensation and Benefits Expense	7,388	7,388	—	—
General and Administrative Expenses	1,921	1,921	—	—
TOTAL OPERATING EXPENSES	9,309	9,309	—	—
Operating Income	9,841	9,841	—	—

OTHER INCOME/(EXPENSE)
Interest and Dividend Income	73	78	5	0.05%
Interest Expense	(155)	(155)	—	—
Realized and Unrealized Gain on Equity Securities, Net	464	546	82	0.88%
Other Expense	(1,047)	(1,047)	—	—
Total Other Expense	(665)	(578)	87	0.94%
Income Before Income Taxes	9,176	9,263	87	0.94%
Income Tax Benefit	(99)	(99)	—	—
Consolidated Net Income	9,275	9,362	87	0.94%
Less: Net Income Attributable to Non-Controlling Interests	8,291	8,378	87	0.94%
Net Income Attributable to Pzena Investment Management, Inc.	$984	$984	$—	—

Net Income for Basic Earnings per Share	$984	$984	$—
Basic Earnings per Share	$0.11	$0.11	$—
Basic Weighted Average Shares Outstanding	8,633,041	8,633,041	—

Net Income for Diluted Earnings per Share	$5,722	$5,722	$—
Diluted Earnings per Share	$0.09	$0.09	$—
Diluted Weighted Average Shares Outstanding	65,005,989	65,005,989	—

EXHIBIT C.5

PZENA INVESTMENT MANAGEMENT, INC.

IMPACT ANALYSIS OF CONSOLIDATING GLOBAL AT JUNE 30, 2010

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

(in thousands, except share and per-share amounts)

		Consolidating	Impact of	Impact as a Percent
	Reported	Global	Misstatements	of Total Assets
	as of June 30, 2010

ASSETS
Cash and Cash Equivalents	$23,596	23,627	$31	0.06%
Restricted Cash	1,416	1,416	—	—
Due from Broker	71	83	12	0.02%
Advisory Fees Receivable	13,320	13,320	—	—
Investments in Equity Securities, at Fair Value	4,080	5,290	1,210	2.36%
Receivable from Related Parties	67	67	—	—
Other Receivables	124	128	4	0.01%
Prepaid Expenses and Other Assets	594	594	—	—
Deferred Tax Asset, Net of Valuation Allowance of $63,552	5,933	5,933
Property and Equipment, Net of Accumulated Depreciation of $2,596	2,110	2,110	—	—
TOTAL ASSETS	$51,311	52,568	$1,257	2.45%

				Impact as a Percent
				of Total Liabilities
				and Equity
LIABILITIES AND EQUITY
Liabilities:
Accounts Payable and Accrued Expenses	$8,286	8,286	$—	—
Due to Broker	95	111	16	0.03%
Liability to Selling and Converting Shareholders	5,883	5,883	—	—
Other Liabilities	1,112	1,112	—	—
TOTAL LIABILITIES	15,376	15,376	16	0.03%

Equity:
Preferred Stock (Par Value $0.01; 200,000,000 Shares Authorized; None Outstanding)	—	—	—	—
Class A Common Stock (Par Value $0.01; 750,000,000 Shares Authorized; 9,367,659 Shares Issued and Outstanding)	93	93	—	—
Class B Common Stock (Par Value $0.000001; 750,000,000 Shares Authorized; 54,931,418 Shares Issued and Outstanding)	—	—	—	—
Additional Paid-In Capital	10,592	10,592	—	—
Accumulated Deficit	(744)	(744)	—	—
Total Pzena Investment Mangement, Inc.’s Equity	9,941	9,941	—	—
Non-Controlling Interests	25,994	27,235	1,241	2.42%
TOTAL EQUITY	35,935	37,176	1,241	2.42%
TOTAL LIABILITIES AND EQUITY	$51,311	$52,568	$1,257	2.45%

EXHIBIT C.6

PZENA INVESTMENT MANAGEMENT, INC.

IMPACT ANALYSIS OF CONSOLIDATING GLOBAL FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2010

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share and per-share amounts)

				Impact as a Percent				Impact as a Percent
		Consolidating	Impact of	of Consolidated		Consolidating	Impact of	of Consolidated
	Reported	Global	Misstatements	Net Income	Reported	Global	Misstatements	Net Income
	for the three months ended June 30, 2010				for the six months ended June 30, 2010

REVENUE	$19,388	$19,388	$—	—	$38,538	$38,538	$—	—

EXPENSES
Compensation and Benefits Expense	7,263	7,263	—	—	14,651	14,651	—	—
General and Administrative Expenses	2,169	2,169	—	—	4,090	4,090	—	—
TOTAL OPERATING EXPENSES	9,432	9,432	—	—	18,741	18,741	—	—
Operating Income	9,956	9,956	—	—	19,797	19,797	—	—

OTHER INCOME/(EXPENSE)
Interest and Dividend Income	112	124	12	0.15%	185	202	17	0.10%
Interest Expense	(77)	(77)	—	—	(232)	(232)	—	—
Realized and Unrealized Loss on Equity Securities, Net	(871)	(1,086)	(215)	-2.76%	(407)	(540)	(133)	-0.78%
Other Income	1,208	1,208	—	—	161	161	—	—
Total Other Income/(Expense)	372	169	(203)	-2.61%	(293)	(409)	(116)	-0.68%
Income/(Loss) Before Income Taxes	10,328	10,125	(203)	-2.61%	19,504	19,388	(116)	-0.68%
Income Tax Provision	2,547	2,547	—	—	2,448	2,448	—	—
Consolidated Net Income/(Loss)	7,781	7,578	(203)	-2.61%	17,056	16,940	(116)	-0.68%
Less: Net Income/(Loss) Attributable to Non-Controlling Interests	7,308	7,105	(203)	-2.61%	15,599	15,483	(116)	-0.68%
Net Income Attributable to Pzena Investment Management, Inc.	$473	$473	$—	—	$1,457	$1,457	$—	—

Net Income for Basic Earnings per Share	$473	$473	$—		$1,457	$1,457	$—
Basic Earnings per Share	$0.05	$0.05	$—		$0.16	$0.16	$—
Basic Weighted Average Shares Outstanding	9,367,659	9,367,659	—		9,002,379	9,002,379	—

Net Income for Diluted Earnings per Share	$473	$473	$—		$10,464	$10,464	$—
Diluted Earnings per Share	$0.05	$0.05	$—		$0.16	$0.16	$—
Diluted Weighted Average Shares Outstanding	9,367,659	9,367,659	—		65,012,960	65,012,960	—

EXHIBIT C.7

PZENA INVESTMENT MANAGEMENT, INC.

IMPACT ANALYSIS OF CONSOLIDATING GLOBAL AT SEPTEMBER 30, 2010

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

(in thousands, except share and per-share amounts)

		Consolidating	Impact of	Impact as a Percent
	Reported	Global	Misstatements	of Total Assets
	as of September 30, 2010

ASSETS
Cash and Cash Equivalents	$26,801	26,830	$29	0.05%
Restricted Cash	1,420	1,420	—	—
Due from Broker	13	23	10	0.02%
Advisory Fees Receivable	14,248	14,248	—	—
Investments in Equity Securities, at Fair Value	3,058	4,466	1,408	2.52%
Receivable from Related Parties	80	80	—	—
Other Receivables	53	57	4	0.01%
Prepaid Expenses and Other Assets	637	637	—	—
Deferred Tax Asset, Net of Valuation Allowance of $61,366	7,554	7,554	—	—
Property and Equipment, Net of Accumulated Depreciation of $2,686	2,005	2,005	—	—
TOTAL ASSETS	$55,869	57,320	$1,451	2.60%

				Impact as a Percent
				of Total Liabilities
				and Equity
LIABILITIES AND EQUITY
Liabilities:
Accounts Payable and Accrued Expenses	$11,455	11,455	$—	—
Due to Broker	16	34	18	0.03%
Liability to Selling and Converting Shareholders	7,608	7,608	—	—
Other Liabilities	1,245	1,245	—	—
TOTAL LIABILITIES	20,324	20,342	18	0.03%

Equity:
Preferred Stock (Par Value $0.01; 200,000,000 Shares Authorized; None Outstanding)	—	—	—	—
Class A Common Stock (Par Value $0.01; 750,000,000 Shares Authorized; 9,367,659 Shares Issued and Outstanding)	93	93	—	—
Class B Common Stock (Par Value $0.000001; 750,000,000 Shares Authorized; 54,931,418 Shares Issued and Outstanding)	—	—	—	—
Additional Paid-In Capital	10,689	10,689	—	—
Retained Earnings	194	194	—	—
Total Pzena Investment Mangement, Inc.’s Equity	10,976	10,976	—	—
Non-Controlling Interests	24,569	26,002	1,433	2.56%
TOTAL EQUITY	35,545	36,978	1,433	2.56%
TOTAL LIABILITIES AND EQUITY	$55,869	$57,320	$1,451	2.60%

EXHIBIT C.8

PZENA INVESTMENT MANAGEMENT, INC.

IMPACT ANALYSIS OF CONSOLIDATING GLOBAL FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2010

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share and per-share amounts)

				Impact as a Percent				Impact as a Percent
		Consolidating	Impact of	of Consolidated		Consolidating	Impact of	of Consolidated
	Reported	Global	Misstatements	Net Income	Reported	Global	Misstatements	Net Income
	for the three months ended September 30, 2010				for the nine months ended September 30, 2010

REVENUE	$18,482	$18,482	$—	—	$57,020	$57,020	$—	—

EXPENSES
Compensation and Benefits Expense	7,375	7,375	—	—	22,026	22,026	—	—
General and Administrative Expenses	1,837	1,837	—	—	5,927	5,927	—	—
TOTAL OPERATING EXPENSES	9,212	9,212	—	—	27,953	27,953	—	—
Operating Income	9,270	9,270	—	—	29,067	29,067	—	—

OTHER INCOME/(EXPENSE)
Interest and Dividend Income	85	91	6	0.06%	270	293	23	0.09%
Interest Expense	—	—	—	—	(232)	(232)	—	—
Realized and Unrealized Gain/(Loss) on Equity Securities, Net	544	731	187	2.02%	137	191	54	0.21%
Increase in Liability to Selling and Converting Shareholders	(1,725)	(1,725)	—	—	(1,633)	(1,633)	—	—
Other Income	3	3	—	—	72	72	—	—
Total Other Expense	(1,093)	(900)	193	2.09%	(1,386)	(1,309)	77	0.29%
Income Before Income Taxes	8,177	8,370	193	2.09%	27,681	27,758	77	0.29%
Income Tax Provision/(Benefit)	(1,075)	(1,075)	—	—	1,373	1,373	—	—
Consolidated Net Income	9,252	9,445	193	2.09%	26,308	26,385	77	0.29%
Less: Net Income Attributable to Non-Controlling Interests	8,033	8,226	193	2.09%	23,632	23,709	77	0.29%
Net Income Attributable to Pzena Investment Management, Inc.	$1,219	$1,219	$—	—	$2,676	$2,676	$—	—

Net Income for Basic Earnings per Share	$1,219	$1,219	$—		$2,676	$2,676	$—
Basic Earnings per Share	$0.13	$0.13	$—		$0.29	$0.29	$—
Basic Weighted Average Shares Outstanding	9,367,659	9,367,659	—		9,125,477	9,125,477	—

Net Income for Diluted Earnings per Share	$5,632	$5,632	$—		$16,096	$16,096	$—
Diluted Earnings per Share	$0.09	$0.09	$—		$0.25	$0.25	$—
Diluted Weighted Average Shares Outstanding	64,993,746	64,993,746	—		65,006,198	65,006,198	—